UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CAMP4 Therapeutics Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

13463J101

(CUSIP Number)

Enavate Sciences

106 W 56th Street

8th Floor

New York, NY, 10019

Attention: James P. Boylan

(332) 275-5551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13463J101
1.	Names of Reporting Persons Enavate Sciences GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,785,802
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,785,802
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,785,802
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13463J101
1.	Names of Reporting Persons Everest Aggregator, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,785,802
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,785,802
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,785,802
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of CAMP4 Therapeutics Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Enavate Sciences GP, LLC (“Enavate GP”) and Everest Aggregator, LP (“Everest LP” and, with Enavate GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of Enavate GP is 2882 Sand Hill Road, Suite 100, Menlo Park, CA 94025. The principal business office of Everest LP is 106 W 56th Street, 8th Floor, New York, NY 10019.

(c)	The principal business of Enavate GP is performing the functions of, and serving as, the sole general partner of Everest LP and certain affiliated partnerships, which make venture capital investments. The principal business of Everest LP is investing in and holding the securities of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Enavate GP and Everest LP was organized in the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), Everest LP purchased 27,166,530 shares of Series B Preferred Stock for an aggregate purchase price of $39,999,998.78.

On October 3, 2024, the Issuer effected a 1-for-11.2158 reverse stock split of its common stock and a proportional adjustment to the existing conversion ratio of the Series B Preferred Stock (the “Reverse Stock Split”). In connection with the closing of the IPO, on October 15, 2024, the Series B Preferred Stock discussed above automatically converted into shares of Common Stock on a 1-for-11.2158 basis. Everest LP also purchased 1,363,636 shares of Common Stock from the underwriters of the IPO at the IPO price of $11.00 per share, for an aggregate purchase price of $14,999,996.

All purchases of the securities described herein were for cash and were funded by capital contributions made by Everest LP’s general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Act”)). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

James P. Boylan, a Manager of Enavate GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Mr. Boylan may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 19,505,119 shares of common stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Form 424(b)(4) prospectus filed with the SEC on October 11, 2024.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D and Item 2 above is incorporated by reference.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

The holders of substantially all of the Issuer’s pre-IPO capital stock, including Everest LP, and each of the Issuer’s directors and executive officers, entered into lock-up agreements (the “Lock-Up Agreements”) with the representatives of the underwriters of the Issuer’s IPO. Pursuant to the Lock-Up Agreements, Everest LP is not permitted, with limited exceptions, for a period of 180 days from October 10, 2024, to offer, sell, or otherwise transfer or dispose of any of the Issuer’s securities, without the consent of J.P. Morgan Securities LLC and Leerink Partners LLC.

The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Third Amended and Restated Investors’ Rights Agreement

On June 3, 2022, Everest LP and certain other parties entered into the third amended and restated investors’ rights agreement (the “Rights Agreement”). The Rights Agreement provides Everest LP and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the convertible preferred stock, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of Common Stock for its own account or for the account of other holders of its securities, it will be required to give notice of such registration to Everest LP and certain other parties of its intention to effect such a registration, and, upon request of one or more such parties and subject to certain limitations, include the shares of Common Stock held by them in such registration.

The registration rights granted under the Rights Agreement will terminate the earlier of (a) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation, (b) the fifth anniversary of the closing of the IPO and (c) with respect to each stockholder, at such time such stockholder is able to sell all of its shares pursuant to Rule 144 or another similar exemption under the Securities Act during a three-month period without registration.

The Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Everest LP and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and Everest LP is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it, subject to certain limitations.

The description of the Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Rights Agreement filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit D to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-282241), filed with the SEC on September 26, 2024).

C.	Third Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated June 3, 2022 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-282241), filed with the SEC on September 20, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

Enavate Sciences GP, LLC

By:	/s/ James P. Boylan
Name: James P. Boylan
Title: Manager

Everest Aggregator, LP

By:	Enavate Sciences GP, LLC
its	General Partner

By:	/s/ James P. Boylan
Name: James P. Boylan
Title: Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of CAMP4 Therapeutics Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: October 22, 2024

Enavate Sciences GP, LLC

By:	/s/ James P. Boylan
Name: James P. Boylan
Title: Manager

Everest Aggregator, LP

By:	Enavate Sciences GP, LLC
its	General Partner

By:	/s/ James P. Boylan
Name: James P. Boylan
Title: Manager